



Summarize this email

Maxwell [redacted] <[redacted]

to [redacted]

Sun, Jan 19, 8:16 PM

Hey [redacted],

Thanks for your time while you are in Nepal.

I wanted to confirm that you are set to be our "lead" for our Crowdfunding Fundraise at $100k via SAFE note at an $84m cap, with a 20% discount for the first $1m committed.

Let me know, and I can send over the paperwork for you when we are back in office Tuesday.

Looking forward to connecting again when you get back, and let me know if you have any questions in the meantime.

Thanks,
max

[redacted]

--
m[redacted]ell salzberg - BackerKit, founder
p[redacted]
e[redacted]
[redacted]lz
[redacted]